787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

October 25, 2017

Via EDGAR

Ms. Kimberly Browning

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The New Ireland Fund, Inc. (the “Fund”);

Registration Statement on Form N-2 Filed on September 12, 2017

Securities Act File No. 333-220436; Investment Company Act File No. 811-05984

Dear Ms. Browning:

This letter responds to a comment on the above-referenced Registration Statement that you provided in a telephone conversation with Elliot Gluck on October 23, 2017. For your convenience, the substance of your comment has been restated below. The Fund’s response to the comment is set out immediately under the restated comment. Defined terms, unless otherwise defined herein, have the meanings given them in the Registration Statement.

GENERAL

PROSPECTUS

Prospectus Summary

Investment Policies

Comment No. 1: We note that the Fund may invest in convertible securities. Please advise, and add disclosure, if the Fund will invest in “contingent convertible securities.”

Response: The Fund does not intend to invest in contingent convertible securities as part of its investment strategies.

*       *       *

Securities and Exchange Commission

October 25, 2017

Should you have any questions concerning the above, please call the undersigned at (212) 728-8762 or Elliot Gluck at (212) 728-8138.

Very truly yours,

/s/ Patrick T. Quinn

Patrick T. Quinn

cc:           Lelia Long, The New Ireland Fund, Inc.

Rose F. DiMartino, Willkie Farr & Gallagher LLP

Elliot J. Gluck, Willkie Farr & Gallagher LLP